Filed Pursuant to Rule 433
Registration No. 333-133852

BANK OF AMERICA CORPORATION

$2,500,000,000

MEDIUM-TERM NOTES, SERIES L

SENIOR THREE-MONTH LIBOR NOTES, DUE JUNE 2012

GUARANTEED UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM

FINAL TERM SHEET

Dated March 9, 2009

Issuer:	Bank of America Corporation

Ratings of this Series of Guaranteed Notes:	Aaa (Moody’s)/AAA (S&P)/AAA (Fitch)

Title of the Series:	Senior Three-Month LIBOR Notes, due June 2012

Aggregate Principal Amount Initially Being Issued (subject to upsizing):	$2,500,000,000

Issue Price:	100.00%

Trade Date:	March 9, 2009

Settlement Date:	March 12, 2009 (DTC)

Maturity Date:	June 22, 2012

Ranking:	Senior

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000.

Day Count Fraction:	Actual/360

Base Rate:	Three-Month LIBOR (Reuters). The interest rate in effect for the first interest period will be based on an interpolated rate between Two-Week LIBOR (Reuters) and One-Month LIBOR (Reuters) plus the Spread.

Index Maturity:	90 days

Spread:	20 bps

Interest Payment Dates:	March 22, June 22, September 22, and December 22 of each year, beginning March 22, 2009.

Interest Determination Dates:	Second London banking day preceding the applicable reset date.

Interest Reset Dates:	March 22, June 22, September 22, and December 22 of each year, beginning March 22, 2009.

Interest Periods:	Quarterly. The initial interest period will be the period from, and including, the Settlement Date to, but excluding, March 22, 2009, the initial interest payment date. The subsequent interest periods will be the periods from, and including, the applicable interest payment date to, but excluding, the next interest payment date or the Maturity Date.

Guarantee:

This debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

Additional details relating to the guarantee are also set forth below.

Optional Redemption:	None

Listing:	None

Lead Manager and Sole Book-Runner:	Banc of America Securities LLC

Co-Managers:	Muriel Siebert & Co., Inc.
The Williams Capital Group, L.P.

CUSIP:	06050BAK7

ISIN:	US06050BAK70

FDIC Guarantee

This section provides summary information regarding the guarantee of the notes by the Federal Deposit Insurance Corporation (the “FDIC”). The details of the FDIC’s guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The regulations governing the guarantee and the terms and conditions of the guarantee are subject to change. These regulations, terms and conditions are subject to the interpretation of the FDIC, which also may change. The following information is based on the final regulations adopted effective November 21, 2008. In addition, as described in a Press Release dated February 10, 2009 (the “February 10, 2009 Press Release”), the Secretary of the Treasury, the Chairman of the Board of Governors of the Federal Reserve System, the Chairman of the FDIC, the Comptroller of the Currency, and the Director of the Office of Thrift Supervision announced a Financial Stability Plan that includes, among other items, a proposal to extend the FDIC’s Temporary Liquidity Guarantee Program (the “TLG program”) through October 31, 2009, subject to additional premiums and promulgation of final rules relating to the Financial Stability Plan. The February 10, 2009 Press Release indicates that further information will be posted at www.financialstability.gov. The internet addresses provided above are included as inactive textual references only. The information on those websites shall not be deemed to be incorporated by reference in this term sheet.

TLG Program. On October 14, 2008, the FDIC created the TLG program, and the FDIC adopted final rules related to the TLG program effective November 21, 2008. Under the TLG program, the FDIC will guarantee the newly-issued senior unsecured debt of participating eligible entities, including insured depository institutions and eligible holding companies of insured depository institutions. We are an eligible entity under the TLG program, and a participant under the TLG program. As a participant, our senior unsecured debt may be guaranteed by the FDIC if it satisfies the TLG program’s criteria. From time to time, we may issue debt securities that are not eligible for the FDIC guarantee and that will not be guaranteed. We will provide purchasers of our debt instruments with a written statement indicating if the debt instruments we are offering are FDIC-guaranteed under the TLG program.

As a participant in the TLG program, we are eligible to issue FDIC-guaranteed debt up to an issuance limit, provided we comply with the terms and conditions of the TLG program, including payment of fees, delivery of notice to the FDIC of the issuance of guaranteed debt, providing certain disclosures, and certification to the FDIC that such issuance is within our issuance limit. As required by the TLG program, we have entered into a master agreement with the FDIC that governs certain aspects of the TLG program. If we are not in compliance with the TLG program, we would be unable to issue additional FDIC-guaranteed debt; however, the outstanding FDIC-guaranteed notes would not lose the benefit of the FDIC guarantee. Under the final rules as of the date of this term sheet, the TLG program guarantees eligible debt issued through June 30, 2009 that matures on or prior to June 30, 2012. According to the February 10, 2009 Press Release, the TLG program may be extended to guarantee eligible debt issued through October 31, 2009.

Guarantee. The notes are our senior unsecured debt obligations, are guaranteed by the FDIC under the TLG program, and are backed by the full faith and credit of the United States. If we fail to pay interest or principal when due on the notes, the FDIC will pay holders of those notes the unpaid, then due amount of interest or principal. An event of default under the senior indenture, including a payment default, will not entitle the holders of the notes or the TLGP representative (as defined below) to accelerate the maturity of FDIC-guaranteed notes for so long as we or the FDIC are making timely payments of interest and principal.

Use of Proceeds. Under the TLG program, we may not use the proceeds from the offering of the notes guaranteed by the FDIC under the TLG program to prepay indebtedness that is not guaranteed by the FDIC.

Claims Process. We have appointed the senior trustee as the authorized representative to take action on behalf of holders of the notes guaranteed under the TLG program (the “TLGP representative”). The TLGP representative has agreed to make a demand of the FDIC upon our failure to pay interest or principal on the notes when due. As provided in the FDIC’s regulations, a holder will also have the option to elect not to be represented by the TLGP representative. Upon our failure to pay interest or principal, the TLGP representative and a holder that has elected not to be so represented must follow the FDIC’s required procedures for making a demand under the guarantee.

In addition to the procedures described below, the TLGP representative will be required when making a demand, to the extent not previously provided in the master agreement, to provide the FDIC with information regarding its authority, including: its financial and organizational capacity to act as representative, its exclusive authority to act on behalf of each holder of the notes and its fiduciary responsibility to the holder of the notes when acting as such, as established by the senior indenture, and its authority to make the assignment of each holder’s right, title, and interest in the notes to the FDIC.

Any demand under the guarantee must be accompanied by a proof of claim, satisfactory in form and content to the FDIC, which includes evidence of the occurrence of a payment default and the claimant’s ownership of the applicable notes. Upon the commencement of guarantee payments by the FDIC, the claimant must provide to the FDIC an assignment, satisfactory in form and content to the FDIC, of the holder’s right, title and interest in the notes to the FDIC and the transfer to the FDIC of any payments from us with respect to the notes. The assignment must also grant to the FDIC the right to receive any and all distributions on the note from the proceeds of any bankruptcy. If a holder receives a payment on a note from a bankruptcy, any obligation of the FDIC under the guarantee would be reduced proportionally. Demands must be made by the TLGP representative or by a holder of the notes that elects not to be represented by the TLGP representative within 60 days of the occurrence of the payment default.

Upon payment by the FDIC of any amount under the guarantee, the FDIC will be subrogated to the rights of the recipient holder of the notes against us, including in respect of any insolvency proceeding, to the extent of such payment.

Indenture Supplement. In addition to the appointment of the senior trustee as authorized representative for the holders of the notes, the master agreement requires additional provisions that are included in a supplement to the senior indenture that will govern the notes, including:

•	the FDIC’s written consent will be required to amend or waive any provision in the senior indenture related to principal, interest, payment, default, or ranking;

•

the FDIC will be subrogated to all of the rights of the holders and the senior trustee as authorized representative, against us in respect of any amounts paid to or for the benefit of the holders by the FDIC under the guarantee;

•

authorization by the holders to the authorized representative to assign to the FDIC, at the time the FDIC commences making payments under the guarantee, the right to receive payments on behalf of the holders;

•	agreement by the holder that it will cause the notes to be surrendered to the FDIC upon the FDIC’s payment in full of the outstanding principal and accrued interest to the date of repayment;

•

we and the authorized representative will agree to provide the FDIC notice, within one business day, of any default in the payment of interest or principal, without regard to any applicable cure period; and

•

we agree to reimburse the FDIC for any guarantee payments made, with interest on any such amount owed at the stated rate for the FDIC-guaranteed notes, plus 1%, and to reimburse the FDIC for reasonable expenses, which agreement ranks pari passu with the notes.

Supplemental Risk Factors

For more information regarding risks that may materially affect our business and results, please refer to the information under the caption “Item 1A. Risk Factors,” in our Annual Report on Form 10-K for the year ended December 31, 2008.

If we fail to make a payment of interest or principal on FDIC-guaranteed notes, your notes will be governed by the rules of the TLG program.

If we fail to make a payment of interest or principal, you will be required to follow the regulations of the TLG program, which supersede your rights under the senior indenture as described in the prospectus for the notes. We have appointed the senior trustee as the TLGP representative under a supplemental indenture for the FDIC-guaranteed notes. The authorized representative will be responsible, upon our failure to make a required payment of interest or principal, to make a demand of the FDIC under the guarantee. In addition, any holder of FDIC-guaranteed notes may elect to not be so represented, as provided by the terms of the TLG program. If a holder of FDIC-guaranteed makes the decision to represent itself under the applicable regulations, it will be required to provide the proof of claim and other documentation, in form and content satisfactory to the FDIC, necessary to receive payment under the guarantee. If a demand is not made under the TLG program by the authorized representative within 60 days of our failure to pay interest or principal, the obligations of the FDIC will terminate as to the FDIC-guaranteed notes and the holder of FDIC-guaranteed notes will have no rights against the FDIC for the guaranteed amount.

Payments by the FDIC under its guarantee may be delayed.

There is no designated period within which the FDIC is required to make the guarantee payments after it receives the required written demand. As a result, if the FDIC is required to make such payments, they could be paid at a time that is significantly later than the date that the payment is otherwise due under the terms of the FDIC-guaranteed notes.

The determination of the FDIC on any matter related to the FDIC claims process will be final and binding on you and us, subject to judicial review.

The determination by the FDIC on any matter relating to the FDIC claims process will be a final administrative determination, which will be final and binding on all concerned, including the holders of the FDIC-guaranteed notes. Holders of the FDIC-guaranteed notes will have the right to challenge the FDIC’s determination only by commencing an action in the U.S. District Court for the District of Columbia or the United States District Court for the Western District of North Carolina within 60 days after the FDIC makes its determination.

The TLG program is new and is subject to change.

The TLG program is a new program, and was enacted under final rules that the FDIC adopted effective November 21, 2008. According to the February 10, 2009 Press Release, the TLG program may be extended to guarantee eligible debt issued through October 31, 2009, subject to additional premiums and promulgation of final rules relating to the Financial Stability Plan. To our knowledge, no claims have been made or paid under the TLG program, and the FDIC’s procedures under the TLG program have not yet been fully documented. The rules governing the TLG program may be amended, and are subject to evolving interpretation by the FDIC after the date of this term sheet. As a result, your ability to obtain payment on the FDIC-guaranteed notes under the FDIC’s guarantee is subject to rules, interpretations, procedures, and practices of the FDIC that could be changed at any time in the future. Any developments of this kind may be adverse to holders of the FDIC-guaranteed notes.

Our summary of the FDIC’s guarantee and the risks of purchasing the FDIC-guaranteed notes in reliance on that guarantee, as set forth in this term sheet, are based solely on the final rules adopted by the FDIC as of the date of this term sheet. Purchasers of the FDIC-guaranteed notes should refer to the FDIC’s website, www.fdic.gov/tlgp, and the U.S. Treasury website, www.financialstability.gov, for additional information about the TLG program and related claim procedures.

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Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Banc of America Securities LLC, toll free at 1-800-294-1322. You may also request copies by e-mail from securities.administration@bankofamerica.com or dg.prospectus_distribution@bofasecurities.com.